IPC INTEGRATED PAVING CONCEPTS™

INTEGRATED PAVING CONCEPTS INC.

102 – 17957 55th Avenue, Surrey, BC Canada V3S 6C4
Telephone: (604) 574-7510 • Fax: (604) 574-7520 •
Internet: www.integratedpaving.com

JANICE JO[redacted]sen@streetprint.com

06015382

July 6, 2006

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Judiciary Plaza
Washington DC 20549
USA

SUPPL

Dear Sirs;

Re: Integrated Paving Concepts Inc. (the "Company")
Filing Under Rule 12g3-2(b) of Securities Exchange Act of 1934
Your File No.: 82-3956

We enclose, for filing, a copy of the Company's News Release dated July 6, 2006.

Yours very truly,

Janice Jorgensen
Executive Assistant

jj
Enclosure

dw 7/24

INTEGRATED PAVING CONCEPTS

INTEGRATED PAVING CONCEPTS INC.

NEWS RELEASE

SUPPL

INTEGRATED PAVING CONCEPTS INC. ANNOUNCES INCREASE OF PRICE OFFERED UNDER GOING PRIVATE TRANSACTION TO $1.30 PER SHARE AND INTENTION TO ADJOURN SHAREHOLDERS MEETING UNTIL JULY 27, 2006

Surrey, British Columbia, Canada, July 6, 2006 – Integrated Paving Concepts Inc. (the "Company") (TSX: IPA) announced today that the terms of the proposed plan of arrangement transaction (the "Transaction") that, if approved, will result in a "going private" transaction, have been amended to increase the price to be received by minority shareholders from $1.20 cash per share to $1.30 cash per share. The Transaction was first announced in the Company's press release dated May 12, 2006.

The price of $1.30 per share represents a premium of 18% over the weighted average closing price of the shares over the 30 days prior to the announcement of the Transaction on May 12, 2006. It also represents a premium over the valuation of the Company prepared by Capital West Partners, a copy of which is filed on SEDAR (www.sedar.com). The valuation report of Capital West Partners date May 18, 2006, estimates the value of the Company to be approximately $0.80 to $1.00 per share.

The Company intends to announce the second quarter financial results of the Company on or before July 14, 2006. These statements will provide shareholders and optionholders with additional information regarding the current financial condition of the Company.

To allow shareholders and optionholders additional time to consider the price increase from $1.20 to $1.30 and to consider the Company's second quarter financial results, the Company intends to adjourn the July 12, 2006 annual and extraordinary meeting until July 27, 2006. The July 27, 2006 meeting will be held at the same time (9:00 a.m.) and the same location (750 World Trade Centre, 999 Canada Place, Vancouver, B.C.).

Shareholders and optionholders who have not previously submitted their votes must now do so before 9:00 a.m. (Vancouver time) on July 25, 2006. Any shareholders or optionholders who have previously submitted their votes for the meeting and wish to change their votes may do so at any time prior to July 26, 2006.

If you are a *registered* shareholder and wish to change your previously submitted proxy votes, you can download a new from of proxy from SEDAR (www.sedar.com) and fax the new form of proxy to Computershare Investor Services Inc. at 416-263-9524. This will revoke your previously submitted proxy.

If you are a *non-registered* shareholder holding your shares through a brokerage account and wish to amend your previous voting instructions, you can re-vote your shares in the same manner previously voted and your previous voting instructions will be revoked. However, if you appointed a person (other than one of the nominees specifically identified in the voting instruction form) to represent you at the meeting, you will need to contact your broker in order to amend your voting instructions. If you require assistance re-voting your shares or have lost your voting control number, you should contact the proxy department of your brokerage firm for assistance.

If the Transaction is approved at the adjourned meeting on July 27, 2006, the Company intends to apply to the Supreme Court of British Columbia the following day for a final court order approving the Transaction. If the final order is obtained and all other conditions of the Transaction are satisfied or waived, the Company expects the Transaction to be completed as soon as practicable thereafter.

Detailed information regarding the Transaction is contained in the notice of meeting and management proxy circular of the Company dated June 12, 2006. Copies of these documents were mailed to shareholders and optionholders on June 13, 2006 and are available on SEDAR (www.sedar.com).

About Integrated Paving Concepts
Integrated Paving Concepts Inc., founded in 1992 and based in BC, Canada, provides innovative decorative paving processes and products. The Company has two basic product lines, StreetPrint Pavement Texturing™ (StreetPrint) and DuraTherm™, and all revenue is derived from the sales of Applied Products and Equipment & Tooling related to these product lines. The Company's products are marketed through its Licensed Applicator network throughout North America, and Master Licensees in countries throughout the world. The Company is committed to continued product and market development for decorative asphalt applications.

The shares of Integrated Paving Concepts Inc. trade under the symbol IPA on the Toronto Stock Exchange. Information regarding this news release, Integrated Paving Concepts Inc., or its products can be obtained by calling Janice Stasiuk, Chief Financial Officer & Corporate Secretary at (604) 574-7510 ext.227 or email: janice.stasiuk@streetprint.com. Full financial results and management discussion and analysis are available at www.sedar.com and on the Company's website at www.integratedpaving.com.

Integrated Paving Concepts Inc.
Janice Stasiuk, Chief Financial Officer & Corporate Secretary